UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TABULA RASA HEALTHCARE, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

873379101

(CUSIP Number)

David Maryles

Managing Director, Legal and Compliance

BlackRock, Inc.

55 East 52nd Street

New York, NY 10055

(212) 810-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 873379101

1	NAMES OF REPORTING PERSONS BlackRock, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 512,228
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 531,827
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 531,827
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

2

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on April 21, 2022, as amended by Amendment No. 1 filed June 21, 2022 (as amended the “Schedule 13D”), by and on behalf of BlackRock, Inc. (“BlackRock”), relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Tabula Rasa HealthCare, Inc., a Delaware corporation (the “Issuer”).

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Items 5 (a)-(c) and (e) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b) The responses of BlackRock to Rows (7) through (11), and (13) of the cover page of this Schedule 13D are incorporated herein by reference.

The aggregate percentage of shares of Common Stock reported as beneficially owned by BlackRock was calculated based on 25,849,263 shares of Common Stock issued and outstanding as of April 30, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the U.S. Securities and Exchange Commission on May 9, 2022.

The Common Stock beneficially owned by BlackRock includes Common Stock beneficially owned by the Advisory Subsidiaries, including BlackRock Advisors, LLC, BlackRock Fund Advisors, BlackRock Institutional Trust Company, National Association, BlackRock Financial Management, Inc., BlackRock Investment Management, LLC, BlackRock Investment Management (UK) Limited, Aperio Group, LLC and BlackRock (Netherlands) B.V., none of which individually beneficially owns in excess of 5% of the outstanding Common Stock.

(c) Annex B, attached hereto, sets forth transactions in the Common Stock that were effected since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Common Stock described on Annex B were effected on securities exchanges unless otherwise indicated therein.

(e) As of June 24, 2022, BlackRock no longer beneficially owns more than five percent of the Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2022	BLACKROCK, INC.

	By:	/s/ David Maryles
	Name:	David Maryles
	Title:	Attorney in Fact

Annex B

Transaction in Common Stock

Since Filing of Amendment No. 1 to the Schedule 13D

Legal Entity	Trade Date	Amount	Trade Price	Buy/Sell
BlackRock Financial Management, Inc.	6/17/2022	(1,528)	$2.42	SELL
BlackRock Fund Advisors	6/17/2022	66	$2.42	BUY
BlackRock Financial Management, Inc.	6/17/2022	(5,507)	$2.42	SELL
BlackRock Fund Advisors	6/17/2022	(240)	$2.42	SELL
BlackRock Fund Advisors	6/17/2022	(1,530)	$2.42	SELL
BlackRock Fund Advisors	6/17/2022	(1,955)	$2.42	SELL
BlackRock Fund Advisors	6/17/2022	75	$2.42	BUY
BlackRock Fund Advisors	6/17/2022	(1,020)	$2.42	SELL
BlackRock Fund Advisors	6/17/2022	798	$2.42	BUY
BlackRock Fund Advisors	6/17/2022	425	$2.42	BUY
BlackRock Fund Advisors	6/17/2022	2,550	$2.42	BUY
BlackRock Fund Advisors	6/17/2022	(720)	$2.42	SELL
BlackRock Fund Advisors	6/17/2022	33	$2.42	BUY
BlackRock Fund Advisors	6/17/2022	54	$2.42	BUY
BlackRock Fund Advisors	6/17/2022	720	$2.42	BUY
BlackRock Fund Advisors	6/17/2022	(1,700)	$2.42	SELL
BlackRock Fund Advisors	6/21/2022	(240)	$3.09	SELL
BlackRock Fund Advisors	6/21/2022	(5,100)	$3.09	SELL
BlackRock Fund Advisors	6/21/2022	30	$3.09	BUY
BlackRock Financial Management, Inc.	6/21/2022	35	$3.09	BUY
BlackRock Fund Advisors	6/21/2022	(850)	$3.09	SELL
BlackRock Fund Advisors	6/21/2022	(850)	$3.09	SELL
BlackRock Fund Advisors	6/21/2022	(765)	$3.09	SELL
BlackRock Fund Advisors	6/21/2022	(240)	$3.09	SELL
BlackRock Fund Advisors	6/22/2022	30	$2.96	BUY
BlackRock Financial Management, Inc.	6/22/2022	(10)	$2.96	SELL
BlackRock Fund Advisors	6/22/2022	(1,700)	$2.96	SELL

Legal Entity	Trade Date	Amount	Trade Price	Buy/Sell
BlackRock Fund Advisors	6/22/2022	595	$2.96	BUY
BlackRock Fund Advisors	6/22/2022	480	$2.96	BUY
BlackRock Fund Advisors	6/22/2022	(1,530)	$2.96	SELL
BlackRock Fund Advisors	6/22/2022	765	$2.96	BUY
BlackRock Financial Management, Inc.	6/22/2022	1,618	$2.93	BUY
BlackRock Fund Advisors	6/22/2022	(720)	$2.96	SELL
BlackRock Fund Advisors	6/22/2022	(1,200)	$2.96	SELL
BlackRock Fund Advisors	6/22/2022	(170)	$2.96	SELL
BlackRock Fund Advisors	6/22/2022	138	$2.96	BUY
BlackRock Fund Advisors	6/23/2022	480	$3.33	BUY
BlackRock Fund Advisors	6/23/2022	720	$3.33	BUY
BlackRock Fund Advisors	6/23/2022	(6,720)	$3.33	SELL
BlackRock Fund Advisors	6/23/2022	1,020	$3.33	BUY
BlackRock Fund Advisors	6/23/2022	255	$3.33	BUY
BlackRock Fund Advisors	6/23/2022	(510)	$3.33	SELL
BlackRock Advisors, LLC	6/24/2022	(1,878)	$3.23	SELL
BlackRock Institutional Trust Company, National Association	6/24/2022	(352)	$3.23	SELL
BlackRock Institutional Trust Company, National Association	6/24/2022	(531)	$3.23	SELL
BlackRock Institutional Trust Company, National Association	6/24/2022	(23)	$3.23	SELL
BlackRock Institutional Trust Company, National Association	6/24/2022	(4,430)	$3.23	SELL
BlackRock Investment Management, LLC	6/24/2022	4,305	$3.23	BUY
BlackRock Investment Management, LLC	6/24/2022	(29,490)	$3.23	SELL
BlackRock Financial Management, Inc.	6/24/2022	14,233	$3.23	BUY
BlackRock Financial Management, Inc.	6/24/2022	(38)	$3.23	SELL
BlackRock Investment Management, LLC	6/24/2022	(157)	$3.23	SELL
BlackRock Institutional Trust Company, National Association	6/24/2022	(91)	$3.23	SELL
BlackRock Institutional Trust Company, National Association	6/24/2022	(71)	$3.23	SELL
BlackRock Financial Management, Inc.	6/24/2022	(825)	$3.23	SELL
BlackRock Institutional Trust Company, National Association	6/24/2022	(3,472)	$3.23	SELL

Legal Entity	Trade Date	Amount	Trade Price	Buy/Sell
BlackRock Institutional Trust Company, National Association	6/24/2022	(80,362)	$3.23	SELL
BlackRock Institutional Trust Company, National Association	6/24/2022	(1,553)	$3.23	SELL
BlackRock Fund Advisors	6/24/2022	48	$3.23	BUY
BlackRock Investment Management, LLC	6/24/2022	(1,626)	$3.23	SELL
BlackRock Advisors, LLC	6/24/2022	(1,212)	$3.23	SELL
BlackRock Investment Management, LLC	6/24/2022	(242)	$3.23	SELL
BlackRock Institutional Trust Company, National Association	6/24/2022	(1,812)	$3.23	SELL
BlackRock Fund Advisors	6/24/2022	49,412	$3.23	BUY
BlackRock Institutional Trust Company, National Association	6/24/2022	(167)	$3.23	SELL
BlackRock Financial Management, Inc.	6/24/2022	(9,871)	$3.23	SELL
BlackRock Advisors, LLC	6/24/2022	(8,725)	$3.23	SELL
BlackRock Financial Management, Inc.	6/24/2022	(361)	$3.23	SELL
BlackRock Institutional Trust Company, National Association	6/24/2022	(191)	$3.23	SELL
BlackRock Financial Management, Inc.	6/24/2022	(249)	$3.23	SELL
BlackRock Investment Management, LLC	6/24/2022	(2,056)	$3.23	SELL
BlackRock Financial Management, Inc.	6/24/2022	(271)	$3.23	SELL
BlackRock Advisors, LLC	6/24/2022	(1,489)	$3.23	SELL
BlackRock Institutional Trust Company, National Association	6/24/2022	(735)	$3.23	SELL
BlackRock Investment Management, LLC	6/24/2022	(1,274)	$3.23	SELL
BlackRock Institutional Trust Company, National Association	6/24/2022	(2,536)	$3.23	SELL
BlackRock Investment Management, LLC	6/24/2022	(254)	$3.23	SELL
BlackRock Financial Management, Inc.	6/24/2022	(2)	$3.23	SELL
BlackRock Institutional Trust Company, National Association	6/24/2022	(1,288)	$3.23	SELL
BlackRock Financial Management, Inc.	6/24/2022	(32)	$3.23	SELL
BlackRock Fund Advisors	6/24/2022	24	$3.23	BUY
BlackRock Institutional Trust Company, National Association	6/24/2022	(140)	$3.23	SELL
BlackRock Institutional Trust Company, National Association	6/24/2022	(35,923)	$3.23	SELL
BlackRock Institutional Trust Company, National Association	6/24/2022	(234)	$3.23	SELL
BlackRock Fund Advisors	6/24/2022	(26,988)	$3.23	SELL

Legal Entity	Trade Date	Amount	Trade Price	Buy/Sell
BlackRock Advisors, LLC	6/24/2022	(2,751)	$3.23	SELL
BlackRock Institutional Trust Company, National Association	6/24/2022	(80)	$3.23	SELL
BlackRock Institutional Trust Company, National Association	6/24/2022	(32,869)	$3.23	SELL
BlackRock Investment Management, LLC	6/24/2022	(3,546)	$3.23	SELL
BlackRock Institutional Trust Company, National Association	6/24/2022	(6,376)	$3.23	SELL
BlackRock Fund Advisors	6/24/2022	(489,541)	$3.23	SELL
BlackRock Institutional Trust Company, National Association	6/24/2022	(3,030)	$3.23	SELL
BlackRock Institutional Trust Company, National Association	6/24/2022	(414)	$3.23	SELL
BlackRock Financial Management, Inc.	6/24/2022	(4,921)	$3.23	SELL
BlackRock Fund Advisors	6/24/2022	(10,545)	$3.23	SELL
BlackRock Investment Management, LLC	6/24/2022	(70)	$3.23	SELL
BlackRock Institutional Trust Company, National Association	6/24/2022	(1,980)	$3.23	SELL
BlackRock Investment Management, LLC	6/24/2022	(332)	$3.23	SELL
BlackRock Investment Management, LLC	6/24/2022	(1,060)	$3.23	SELL
BlackRock Advisors, LLC	6/24/2022	17,533	$3.23	BUY
BlackRock Investment Management, LLC	6/24/2022	(113)	$3.23	SELL
BlackRock Investment Management, LLC	6/24/2022	(4,387)	$3.23	SELL
BlackRock Institutional Trust Company, National Association	6/24/2022	(87)	$3.23	SELL
BlackRock Institutional Trust Company, National Association	6/24/2022	(1,448)	$3.23	SELL
BlackRock Institutional Trust Company, National Association	6/24/2022	(13,337)	$3.23	SELL
BlackRock Institutional Trust Company, National Association	6/24/2022	(1,586)	$3.23	SELL
BlackRock Investment Management, LLC	6/24/2022	(195)	$3.23	SELL
BlackRock Institutional Trust Company, National Association	6/24/2022	(13)	$3.23	SELL
BlackRock Advisors, LLC	6/24/2022	(34,073)	$3.23	SELL
BlackRock Institutional Trust Company, National Association	6/24/2022	(5)	$3.23	SELL
BlackRock Investment Management, LLC	6/24/2022	(361)	$3.23	SELL
BlackRock Investment Management, LLC	6/24/2022	(6,505)	$3.23	SELL
BlackRock Financial Management, Inc.	6/24/2022	(4,519)	$3.23	SELL
BlackRock Investment Management, LLC	6/24/2022	(2,840)	$3.23	SELL
BlackRock Institutional Trust Company, National Association	6/24/2022	15,528	$3.23	BUY
BlackRock Investment Management, LLC	6/24/2022	(6,021)	$3.23	SELL
BlackRock Financial Management, Inc.	6/24/2022	(544)	$3.23	SELL
BlackRock Fund Advisors	6/24/2022	(191,269)	$3.23	SELL
BlackRock Investment Management, LLC	6/24/2022	(58)	$3.23	SELL